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                           February 3, 2021

       Todd Girolamo, Esq.
       SVP, General Counsel and Corporate Secretary
       Caladrius Biosciences, Inc.
       110 Allen Road, 2nd Floor
       Basking Ridge, NJ 07920

                                                        Re: Caladrius
Biosciences, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on January
29, 2021
                                                            File No. 333-252560

       Dear Mr. Girolamo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7976 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Jeffrey Schultz